Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES STRONG THIRD QUARTER RESULTS AND NEW CUSTOMER INITIATIVES
FOR IMMEDIATE RELEASE: November 2, 2010
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) announces net earnings for the nine months ended September 30, 2010 of $52.4 million, or $0.49 per diluted share, and adjusted net earnings of $51.6 million, or $0.49 per diluted share. This compares to financial statement net earnings for the first nine months of 2009 of $71.6 million, or $0.68 per diluted share, and adjusted net earnings of $71.0 million, or $0.67 per diluted share. Adjusted net earnings is a non-GAAP financial measure and is defined below. In the first nine months of 2010, the Company conducted 157 industrial auctions in 15 countries throughout North America, Europe, the Middle East, Central America, Asia and Australia. All dollar amounts in this release are presented in United States dollars.
Quarterly dividend
The Company also announces the declaration of a quarterly cash dividend of $0.105 per common share payable on December 10, 2010 to shareholders of record on November 19, 2010.
Gross auction proceeds and auction revenues
For the nine months ended September 30, 2010 gross auction proceeds were $2.5 billion and auction revenues were $269.1 million compared to $2.6 billion and $280.1 million, respectively, in the first nine months of 2009. Gross auction proceeds is a non-GAAP financial measure and is described below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.85% for the first nine months of 2010, compared to 10.77% for the first nine months of 2009, mainly due to the continuing strong performance of the Company’s at risk business.
The Company achieved gross auction proceeds of $750.9 million for the third quarter of 2010, and auction revenues of $82.2 million for the third quarter of 2010, both representing 8% increases over the third quarter of 2009. The Company’s auction revenue rate was 10.95% for both the third quarter of 2010 and 2009.
Net earnings for the quarter
Net earnings and adjusted net earnings for the three months ended September 30, 2010 were $13.5 million, or $0.13 per diluted share, compared to net earnings and adjusted net earnings for the three months ended September 30, 2009 of $12.9 million, or $0.12 per diluted share.

Bidders, buyers and sellers
The Company had approximately 247,000 bidder registrations at its industrial auctions in the first nine months of 2010, of which over 71,000 were successful buyers, roughly identical to the record numbers achieved in the same period in 2009.
In the first nine months of 2010, Ritchie Bros. sold over 213,000 lots on behalf of approximately 31,000 consignors compared to close to 209,000 lots for over 27,000 consignors in the first nine months of 2009.
Average Ritchie Bros. auction
Although the Company’s auctions varied in size over the 12 months ended September 30, 2010, the average Ritchie Bros. industrial auction attracted over 1,500 bidder registrations that competed for over 1,300 lots consigned by 189 consignors. For the 12 months ended September 30, 2009, the average industrial auction attracted over 1,600 bidder registrations that competed for over 1,400 lots consigned by 185 consignors. The average gross auction proceeds per industrial auction for the 12 months ended September 30, 2010 was $14.9 million (12 months ended September 30, 2009 — $16.9 million).
Online bidding statistics
Ritchie Bros. sold over $620 million worth of equipment, trucks and other assets to online bidders during the first nine months of 2010, compared to over $600 million in the first nine months of 2009. The Company currently has approved users of its online bidding system from over 150 countries. Online bidders represented approximately 40% of the total registered bidders at Ritchie Bros. industrial auctions for the nine months ended September 30, 2010, and they were the buyer or runner up bidder on 39% of the lots offered online at these auctions (first nine months of 2009 — 35%). Ritchie Bros. is the largest seller in the world of used equipment and trucks to online buyers.
Summary comments on quarterly results
Peter Blake, the Company’s CEO commented: “While our year to date performance lags behind our 2009 performance, our third quarter auction revenues represented the highest third quarter performance in our history and reflected solid gross auction proceeds growth and a strong auction revenue rate. Although we are very pleased with our performance in the third quarter of this year, we are still seeing considerable uncertainty in our major marketplaces and we believe the used equipment market has not yet returned to a balanced state. As a result, we continue to believe that we will face challenging market conditions for the remainder of 2010, particularly in the U.S.”

Strategic Initiatives

Ritchie Bros. recently completed an update of its strategic plan and has identified a number of initiatives that the Company intends to introduce starting in 2011. These initiatives are designed to propel the Company’s business forward by delivering enriched services to help its customers easily and confidently exchange equipment. The Company believes the initiatives will accelerate its market share growth and help Ritchie Bros. achieve strong earnings growth in the years ahead.

One of the most significant initiatives the Company intends to launch in 2011 is a bundle of value-added buyer services that it expects will help Ritchie Bros. customers feel more confident and make their experience at its auctions as compelling and easy as possible. The bundle of services is being developed in response to customer feedback and will include a customer finance program and enhanced equipment information. The introduction of these and other new services and features will further ongoing efforts to extend the appeal of the Company’s auctions and enhance the Company’s ability to attract new and existing customers to its auctions.

Ritchie Bros. also intends to revise and simplify their fee structure effective July 1, 2011. The Company will eliminate certain fees and expand the scope of its administrative fee charged to buyers to address the cost of providing the new and significantly enhanced buyer services to be offered at the Company’s auctions, as well as other high value buyer-focused initiatives launched in recent years.

The Company anticipates an increase in both revenues and expenses in 2011 and future years as a result of these initiatives, with an expected positive net benefit to earnings.

Mr. Blake commented further: “We have invested heavily over the last number of years to provide the highest possible level of service for our customers, and we believe the changes we will make starting in 2011 will further broaden the appeal and enhance the convenience and ease of our auctions. The changes to our fee structure that will take effect in 2011 will allow us to continue to deliver a high level of service to our customers, maintain our track record of innovation and grow our business.”

Definitions
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries, including 42 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the nine months ended September 30, 2010 at 8:00am Pacific Time (11:00am Eastern Time) on November 2, 2010. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; improvement in market conditions and general economic conditions; the impact of new initiatives, services and features on the Company and its customers, and the Company’s long-term growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; our ability to attract and retain key employees, develop additional auction sites and successfully execute our strategic initiatives; our customer’s response to new services and fees, and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009 and for the nine months ended September 30, 2010, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

	Nine months ended	Nine months ended
Consolidated Statements of Operations	September 30,	September 30,
(Amounts in table and related footnotes are in USD	2010	2009
thousands, except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds (1)	$2,479,205	$2,600,910

Auction revenues (1)	$269,073	$280,068
Direct expenses (1)	34,833	35,481

	234,240	244,587
Expenses
Depreciation and amortization	26,824	22,419
General and administrative	134,219	123,308

Earnings from operations	73,197	98,860

Other income (expense)
Interest expense	(3,696)	(365)
Interest income	1,451	1,770
Foreign exchange gain (loss) (2)	299	(737)
Gain (loss) on disposition of capital assets	1,091	(138)
Other income	903	1,471

Earnings before income taxes	73,245	100,861

Income taxes	20,849	29,243

Net earnings (2)	$52,396	$71,618

Net earnings per share	$0.50	$0.68
Net earnings per share — diluted	$0.49	$0.68

Weighted average shares outstanding	105,492,613	105,064,864
Diluted weighted average shares outstanding	106,125,754	105,681,072

Net earnings in accordance with Canadian GAAP	$52,396	$71,618
Less: after-tax foreign exchange impact of financing transactions (2)	—	(664)
Less: after-tax gain on sale of excess property (3)	(756)	—

Adjusted net earnings	$51,640	$70,954

Adjusted net earnings per share	$0.49	$0.68
Adjusted net earnings per share — diluted	$0.49	$0.67

(1)	Gross auction proceeds, auction revenues and direct expenses for the nine months ended September 30, 2010 include the results of the auction of Apoise for $46,790, $850 and $180 respectively.

(2)	Net earnings for the first nine months of 2009 included a foreign exchange gain of $759 ($664 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The Company has highlighted this amount because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods. No long-term intercompany loans were settled in the first nine months of 2010 that resulted in a significant foreign exchange adjustment.

(3)	During the nine months ended September 30, 2010, the Company completed the sale of its former Houston, Texas, permanent auction site.

	Three months ended	Three months ended
Consolidated Statements of Operations	September 30,	September 30,
(Amounts in table and related footnotes are in USD	2010	2009
thousands, except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds	$750,912	$693,288

Auction revenues	$82,229	$75,934
Direct expenses	9,680	10,515

	72,549	65,419
Expenses
Depreciation and amortization	11,277	7,823
General and administrative	43,228	42,106

Earnings from operations	18,044	15,490

Other income (expense)
Interest expense	(1,396)	(139)
Interest income	222	550
Foreign exchange gain (loss)	161	(1,267)
Gain (loss) on disposition of capital assets	(140)	(41)
Other income	590	773

Earnings before income taxes	17,481	15,366

Income taxes	4,003	2,474

Net earnings	$13,478	$12,892

Net earnings per share	$0.13	$0.12
Net earnings per share — diluted	$0.13	$0.12

Weighted average shares outstanding	105,485,763	105,228,846
Diluted weighted average shares outstanding	105,915,148	106,183,300

	September 30,
Selected Balance Sheet Data (USD thousands)	2010 (unaudited)	December 31, 2009

Current assets	$412,109	$198,707
Current liabilities	369,506	168,197

Working capital	$42,603	$30,510

Total assets	1,092,148	857,821
Long-term debt	133,102	130,394
Total shareholders’ equity	571,218	544,411

	Nine months ended	Nine months ended
	September 30,	September 30,
Selected Operating Data (unaudited)	2010	2009

Auction revenues as percentage of gross auction proceeds	10.85%	10.77%
Number of consignments at industrial auctions	30,395	27,014
Number of bidders at industrial auctions	246,640	246,967
Number of buyers at industrial auctions	71,689	71,984
Number of permanent auction sites	35	31
Number of regional auction units	7	8

For further information, please contact: Jeremy Black Vice President, Business Development Corporate Secretary
Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com